VIA EDGAR

October 29, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 First Street, N. E.

Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2013 Filed March 11, 2014
Form 10-Q for the Quarter Ended June 30, 2014 Filed August 7, 2014
USPH Response Dated October 29, 2014
File No. 001-11151

Dear Ms. Jenkins:

We are in receipt of your letter dated November 26, 2014 to Mr. Christopher Reading, Chief Executive Officer, U.S. Physical Therapy, Inc. (the “SEC Letter”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-Q. Per our discussion with Ms. Angela Halac on Wednesday, December 10, we are in the processing of researching and will prepare a response prior to Thursday, December 18, 2014. During our discussion, Ms. Halac agreed to this extension.

Please contact me with any questions.

Sincerely,

/s/ Lawrance W. McAfee

Lawrance W. McAfee

Executive Vice President and Chief Financial Officer

LWM/JJB